SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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FILE NO. 82-4475

March 28, 2003

By Hand
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AO Mosenergo - Rule 12g3-2(b)

Ladies and Gentlemen:

In connection with the AO Mosenergo's exemption pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed (i) Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of March 11, 2003 and (ii) Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of March 11, 2003.

The document is being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

dlw 5/12

Please call the undersigned at (7-501) 797 46 00 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Alexei V. Kiyashko

Alexei V. Kiyashko

Enclosure

cc: Alexei N. Zharikov
(AO MOSENERGO)